ARS

RECD S.E.C.
JUN 1 1 2003
1086

MANHATTAN YELLOW PAGES





www.newyellow.com

THE JEWISH ISRAELI YELLOW PAGES



www.jewishyellow.com

THE JEWISH MASTER GUIDE





www.jewishmasterguide.com

KOSHER YELLOW PAGES



www.theonlykosherdirectory.com

ANNUAL REPORT

December 2002

BLACK BOOK PHOTOGRAPHY



www.blackbook.com

BLACK BOOK ILLUSTRATION



www.blackbook.com

AR100



www.blackbook.com



125-10 Queens Blvd., Suite 14, Kew Gardens, NY 11415
MAIN OFFICE: 718-520-1000 • FAX: 718-793-2522



125-10 Queens Blvd., Suite 14, Kew Gardens, NY 11415
MAIN OFFICE: 718-520-1000 • FAX: 718-793-2522
NASDAQ:DAGM

Dear shareholders,

2002 was a year of solid achievement for DAG Media. Revenues reached their highest level in corporate history and gross profit increased by 17.5%. Additionally, ***New Yellow***, our Manhattan yellow pages, established a strong position in the market place and we made our first strategic acquisition, the purchase of ***THE BLACK BOOK***, a publisher of specialized classified directories.

Growing market recognition of ***New Yellow*** reflects our building of a motivated and capable sales force, repetitive and regular publication since March 2000, our innovative twice a year distribution policy and the compelling value-added package offered to our advertisers. Renewal rates were at a record high during 2002, we received excellent responses to customer satisfaction surveys and ***New Yellow*** has shown a steady increase in users. All these point to further future success.

The Jewish-Israeli Yellow Pages continues its strong presence in the market place. Its latest 26th Edition had a record page count of 2,080 pages of classified ads.

THE BLACK BOOK publishes specialized classified directories showing the works of commercial photographers, graphic artists and illustrators and paper companies and printers who specialize in annual reports. Its target audiences are ad agencies, design firms, book and magazine publishers and corporate communicators, particularly their art directors, creative directors and designers. Its directories are all highly regarded in their fields though it has had operating problems and declining revenues in recent years. We have rectified ***BLACK BOOK'S*** recent problems and have launched a major marketing campaign to optimize its potential. ***BLACK BOOK*** had only a limited impact on our 2002 results, but we expect it to make significantly greater contributions in the future.

In the light of hope for better economic conditions and a more peaceful world, I wish you all a prosperous 2003.

Sincerely



Assaf Ran
CEO & Chairman of the board

We currently publish and distribute yellow page directories in print and on the worldwide web, both in the mainstream yellow page industry as well as in targeted niche markets in the New York metropolitan area. Our principal source of revenue derives from the sale of ads in our print and on-line directories. As a sales incentive the Company may also provides added values such as referral services and consumer discount club.

We operate three Internet portals, a mainstream general portal NewYellow.com, targeting the general population, JewishYellow.com targeting worldwide Jewish communities and JewishMasterguide.com, targeting the ultra-orthodox and Hasidic communities.

On August 5th , 2002 the Company purchased the business and assets of the Blackbook from Brandera.com [U.S], Inc. The Blackbook is a leading publisher of photography and illustration source books that have become the "Industry Standard" reference source for finding photographers, illustrators and graphic designers in North America. The Blackbook name is respected worldwide with an estimated 25,000 art directors, creative directors, designers and corporations worldwide using Blackbook to find the talent they need. The Blackbook source books consist of three different books: Blackbook Photography, Blackbook Illustration and Blackbook AR100 that encompass 3 distinct advertiser groups: photographers, illustrators and a select group of more than 100 leading corporate annual reports designers as well as the Blackbook's web site, the blackbook.com.

Industry background

In 2002, yellow page advertising revenues in the United States were estimated by the Yellow Pages Publishers Association ("YPPA") to be $14.1 billion up from $13.9 billion in 2001 of which approximately 90% was estimated to be in publications issued by the major telephone companies. This represents a growth of approximately 1.4 percent over the previous year. The data is based on the aggregate results provided to the YPPA by Yellow Pages publishers in the United States. It includes local and national spending in more than 6,000 Yellow Pages directories published domestically.

Products and services

NewYellow. On May 12, 1999, we launched a general interest yellow page directory at the request of our ethnic directory advertisers who inquired of us to provide them with an alternative to the Verizon Yellow Pages. *NewYellow* competes directly with the Verizon Yellow Pages in New York City. New Yellow is published semi-annually and distributed door-to-door in New York City. The first printed edition of *NewYellow* was distributed in March 2000, the sixth edition was printed and distributed in October 2002 and the seventh edition is expected to be printed and distributed in April 2003. Printing of *NewYellow* is done domestically with a professional directory printer.

NewYellow is the only Manhattan yellow pages directory to provide full-color advertisements with no additional charges. Also, as part of our service, we offer to all *New Yellow* advertisers publication of two editions per year, referral services and consumer discount club.

NewYellow offers businesses a substantially discounted advertising package. Rates in *New Yellow* are approximately 70% less than the Verizon rates and we provide three added value features that are offered in addition to the basic *NewYellow* printed directory: the Referral Service, Online Service and the Consumer Discount Club. *NewYellow* is also available online at our web site *NewYellow.com.*

The Jewish Israeli Yellow Pages. The *Jewish Israeli Yellow Pages* is a bilingual, yellow page directory that is distributed free through local commercial and retail establishments in the New York metropolitan area as well as through travel agencies in Israel. All ads in the *Jewish Israeli Yellow Pages* are in English and Hebrew unless the advertiser specifically requests that the ad be in English only. The *Jewish Israeli Yellow Pages* is organized according to the Hebrew alphabet, although it is indexed in both Hebrew and English. We believe that the *Jewish Israeli Yellow Pages* is used principally by persons whose native language is Hebrew and by other members of the Jewish community whether or not they speak Hebrew. The *Jewish Israeli Yellow Pages* was first published in February 1990 and has been published in February and August of each year since 1991. The *Jewish Israeli Yellow Pages* is also available online at our web site *JewishYellow.com.*

All production, including layout, design, edit and most proofreading functions for the *Jewish Israeli Yellow Pages* is performed locally. The final version of the *Jewish Israeli Yellow Pages* is shipped to Israel to be printed by HaMakor Printing Ltd. The printed directories are shipped to our main office in New York for distribution. We believe that HaMakor provides us with a competitive advantage with respect to cost, quality and responsiveness. From time to time we receive solicitations from printers who would like to publish our directory. We have consistently found their pricing to be significantly higher than that of HaMakor, even after taking into account shipping costs. In addition, we believe the quality of HaMakor's product is superior to anything that a local printer would produce, particularly because so much of the directory is in Hebrew. Finally, because of our long standing relationship with HaMakor we receive timely service.

The Master Guide. In October 1998 we published the first edition of the Master Guide, a yellow page directory designed to meet the special needs of the Hasidic and ultra-Orthodox Jewish communities in the New York metropolitan area. We produce the *Master Guide* generally in the same manner as we do the *Jewish Israeli Yellow Pages*, including printing it in Israel. The Master Guide differs from the *Jewish Israeli Yellow Pages* in that the *Master Guide* is published in English only, and that it does not advertise products or services that might offend the Hasidic and ultra-Orthodox Jewish communities. Generally, advertising rates for the *Master Guide* are lower than those for the *Jewish Israeli Yellow Pages* because the market that it serves is smaller. Distribution of the Master Guide is accomplished by placing copies of the directory in synagogues, community centers and businesses located in Hasidic and ultra-Orthodox neighborhoods. The development of the *Master Guide* reflects our strategy to expand by identifying and pursuing niche markets for yellow page directories. The MasterGuide is also available online at our web site *JewishMasterGuide.com.*

We buy paper for our directories at prevailing prices. Accordingly, we do not depend on any single source of supply although we are subject to market forces that affect the price of paper. Paper costs fluctuate according to supply and demand in the marketplace. In addition, paper costs can be affected by events outside of our control, such as fluctuations in currency rates, political events, global economic conditions, environmental issues and acts of nature.

The Referral Service. The *Referral Service* provides added value to users of and advertisers in our directories. Potential consumers who are looking to purchase goods or services call the referral service and an operator directs them to one or more advertisers in our directories. Tourists also call the referral service with questions involving travel, lodging, visa issues, driver's license issues and the like. Finally, advertisers use the referral service as a tool to generate new business. The telephone number for the *Referral Service* is published throughout our various directories as well as various newspapers serving different communities.

Discount Club. As part of the referral service, we established a program under which participating advertisers have agreed to give discounts to customers who produce the specific directory's *Discount Card.* This card is distributed with the directories or can be ordered directly from us. By presenting the card at participating establishments, consumers can receive discounts of up to 10%.

Online services. Our web site, launched in 1995, serves as a "portal" with links to a variety of sites on the web, particularly those that carry information and news that may be of particular interest to specified users. We also develop web sites for our advertisers for a fee. We further enhanced our web site by providing links to *NewYellow* and community-focused yellow page directories, by including information and by creating strategic alliances with other Internet portals. We plan to explore ways in which our portal can be used to generate additional advertising revenue.

Blackbook. In December 2002 we published the Blackbook photography book for the first time after acquiring the Blackbook business on August 5th, 2002. We expect to publish the Blackbook Illustration and The Blackbook AR100 books in the second half of year 2003.

Blackbook Photography. The book displays the work of the finest commercial photographers in high-quality, full color prints. The Blackbook name is respected worldwide among art directors, creative director designers and corporations using Blackbook Photography to find the talent they need.

Blackbook Illustration. The book's full-color pages reproduce the work of both well-known artists and young talent, and many of the images on display have appeared in high-profile ad campaigns, magazines and newspapers. The Blackbook Illustration book is used by ad agencies, design firms, book, magazine & newspaper publishers and corporate communicators who use it when needing an illustrator's touch to introduce audiences to new concepts or new worlds.

Blackbook AR100. The Blackbook AR100 Award Show is the largest and more prestigious competition recognizing excellence in corporate annual reports. A panel of leading designers selects the 100 best reports, which are then reproduced – in full color – in the AR100 Award Show Book. This sourcebook contains design and production credits for each winner, along with an extensive resource section showcasing the work of highly respected designers, photographers, illustrators, paper companies and printers who specialized in reports.

We also operate the Blackbook website which functions as a showcase of the blackbook advertisers' portfolios on line. Blackbook.com offers a full service portfolio, which is managed by Blackbook sales consultants, as well as self-managed portfolios.

Growth strategy

In March 2000, we distributed the first printed edition of *NewYellow*, a general interest yellow page directory, in the New York metropolitan area. The fifth and sixth editions were printed and distributed during 2002. After the successful establishment of the Manhattan *NewYellow* directory we plan to offer additional NewYellow directories covering the other boroughs in New York City, the other counties in the New York metropolitan area and northern New Jersey.

We plan to expand sales of the Blackbook's three directories in 2003. We plan to hire more sales personnel and to dedicate significant efforts and budgets towards the existing sales force of the Company.

We plan to increase sales of advertisements in our directories through the following:

- convince current and potential advertisers that NewYellow is and will be used by a sufficient number of their potential customers to make it worthwhile and cost effective for them to continue or begin advertising in NewYellow;
- convince current, past and potential advertisers in the Blackbook directories that the management of the Company will lead Blackbook to a better era while maintaining high end printing standards, world-wide distribution and particularly the directories' reputation as the "Industry Standard" reference source for finding photographers, illustrators and graphic designers in North America.
- manage the production, including advertisement sales, graphic design, layout, editing and proofreading of multiple directories addressing different markets in varying stages of development;
- attract, retain and motivate qualified personnel;
- provide high quality, easy to use and reliable directories;
- establish further brand identity for NewYellow;
- develop new and maintain existing relationships with advertisers without diverting revenues from our existing directories;
- develop and upgrade our management, technical, information and accounting systems;
- respond to competitive developments promptly;
- introduce enhancements to our existing products and services to address new technologies and standards and evolving customer demands;
- control costs and expenses and manage higher levels of capital expenditures and operating expenses; and
- maintain effective quality control over all of our directories.

Our failure to achieve any of the above in an efficient manner and at a pace consistent with the growth of our business could adversely affect our business, financial condition and results of operations.

In order to prepare for the growth of *NewYellow* in 2003, during fiscal year 2002 we hired and trained new sales representatives to promote and sell *NewYellow*. In 2002 we dedicated three sales offices for advertisement sales for the *New Yellow* Manhattan directory compared to only two offices in prior years.

In 2002, we opened a new sales office of the *Jewish Master Guide* Directory in Boro Park, Brooklyn, NY where its target market is located. During 2002, we also produced a special training video for our sales representatives that is currently being implemented in our sales force training program.

Sales

Advertisements for the directories are sold through our network of trained sales representatives, some of which are sales agencies who are paid solely on a commission basis whereas some are directly employed by the Company. There are approximately 100 sales representatives in our network including those employees hired by the respective sales agencies with which we have agency agreements. In 2002, we opened a new office in Boro Park Brooklyn, New York, dedicated to the *Jewish Master Guide* directory and changed the New Jersey office, which was operated by us to an independent sale agency dedicated to *The Jewish Israeli Yellow Pages* Directory.

Under our agreements with the sales agencies, the agencies may not sell advertising for any yellow page directories other than those we publish. Generally, each sales agency is responsible for all fixed costs relating to its operations. We pay sales commissions to the agencies, which, in turn, pay commissions to the individual sales representatives who sell the ads. The commissions payable to the individual sales representatives are prescribed in our agreements with the agencies and are consistent with the commissions we pay to the sales representatives whose services we retain directly.

We are responsible for training each sales representative, whether retained directly by us or by one of our sales agencies. Generally, training consists of a one-day orientation, during which one of our sales managers educates the sales representative about our business and operations, and a two-week period during which the sales representative receives extensive supervision and support from a sales manager or another experienced sales representative.

Advertisements for the Blackbook's directories are sold through our own sales representatives, as well as by independent contractors. Sales representatives are paid a minimum monthly salary and variable commissions. The independent contractors are paid solely on a commission basis. There are currently more than 10 sales representatives and independent contractors.

Under the Company's agreement with all of its sales representatives, commissions for both Company's employees and independent contractors are being paid upon collection. Therefore it is the sales representative's responsibility to help contact the clients and collect the outstanding balances within three months after the directory's distribution. Any collections made by the Company after three months from the directory's distribution, are no longer subject to payments of commission.

Marketing strategy

We are now focused on increasing our share of the mainstream yellow page market in the New York Metropolitan area as well as continuing our dominance of the Jewish and Israeli niche yellow page markets. *New Yellow* currently competes directly with the Verizon Yellow Pages in Manhattan. In the future we plan to expand into the other boroughs of New York City and its surrounding suburbs.We have three fully dedicated sales offices for selling ads for *NewYellow*. Generally, advertising rates for the *New Yellow* directory are approximately 30% of the rates for the Verizon Yellow Pages.

We believe that advertisers are attracted to *NewYellow* for several reasons. First, we are offering a package of services for our costumers including two publications each year, referral services and costumers' discount club, all at an attractive price. Second, we provide full-color advertisements with no additional charges and last, advertising rates for NewYellow are significantly lower than the comparable rates for advertising in Verizon Yellow Pages.

The Jewish Israeli Yellow Pages and *Master Guide* are marketed to the Jewish and Israeli communities living in the New York metropolitan area. According to the American Jewish Congress, there are approximately two million Jews living in this market, representing approximately 10.6% of the total population. We believe that the Jewish population has higher than average disposable income, is well educated and possesses a strong sense of community. In addition, while there is no precise data as to the number of Israeli immigrants living in the New York metropolitan area, we believe the number is substantial. Moreover, a significant number of Israeli tourists visit the area annually. Accordingly, we believe that advertisers are attracted to the *Jewish Israeli Yellow Pages* as a way to advertise directly to this market.

We further believe that the Jewish population in the New York metropolitan area is likely to use the *Jewish Israeli Yellow Pages* because of the impression that businesses that advertise in the *Jewish Israeli Yellow Pages* support or are affiliated with the Jewish community. In the case of the *Master Guide*, users can be comfortable that none of its advertisers will offend their religious beliefs. We also believe that our advertising rates are attractive, particularly to small businesses that cannot afford to advertise in the Verizon Yellow Pages.

We have been focusing our efforts on increasing Blackbook's sales volume and expanding its market share. By continually supporting the Company's sales force and expediting a marketing plan through the restructuring of Blackbook's operations, we believe that we will increase the customer support and industry appreciation and will be able to maintain Blackbook as the most respected original source books for finding professional photographers, illustrators and graphic designers.

Government regulation

We are subject to laws and regulations relating to business corporations generally, such as the Occupational Safety and Health Act, Fair Employment Practices and minimum wage standards. We believe that we are in compliance with all laws and regulations affecting our business and we do not have any material liabilities under these laws and regulations. In addition, compliance with all these laws and regulations does not have a material adverse effect on our capital expenditures, earnings, or competitive position.

Competition

In New York, the yellow page advertising market is dominated by Verizon. In addition, there are a number of independent publishers of yellow page directories, including bilingual directories for specific ethnic communities. There are also independent publishers of yellow page directories that publish community or neighborhood directories. However, we are not aware of any other Hebrew-English yellow page directories in the New York metropolitan area. By focusing on the special needs of the Hebrew speaking, we believe that we have identified niche markets that allow us to compete effectively with our larger rivals.

Unlike the *Jewish Israeli Yellow Pages* and the *Master Guide*, *NewYellow* competes directly with the Verizon Yellow Pages and other smaller, general interest yellow page directories published by companies other than Verizon such as Yellow Book USA. Since there are virtually no barriers to entry in this market, any Company with a reasonable amount of capital, like the regional bell operating companies or publishers, are potential competitors. In addition, the Internet is growing rapidly and is a current and potential source of even greater competition. There are a number of online yellow page directories, including Big Yellow, owned by Verizon. Finally, strategic alliances could give rise to new or stronger competitors. Many of our competitors, such as Verizon, can reduce advertising rates, particularly where directory operations can be subsidized by other revenues, making advertising in our directories less attractive. In response to competitive pressures, we may have to increase our sales and marketing expenses or reduce our advertising rates.

The Blackbook's primary competitor is The Workbook, which publishes four directories of designers and illustrators. In addition, Blackbook competes directly with other smaller directories as American Showcase, Alternative Pick and New York Gold. The Blackbook also faces competition throughout the Internet and competitors' web sites. Since there are relatively no barriers to entry in both the directory and web sites markets we are expecting even more competition in the future. In order to get prepared to the greater competition expected, we are focusing extra attention on our sales team, expediting new marketing plans as well as marketing strategies, strengthening our brand names and are working to improve the technology provided by our web sites.

Intellectual property

To protect our rights to our intellectual property, we rely on a combination of federal, state and common law trademarks, service marks and trade names, copyrights and trade secret protection. We have registered some of our trademarks and service marks on the supplemental register of the United States and some of our trade names in Queens, New York and New Jersey. In addition, every directory we publish has been registered with the United States copyright office. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take steps to enforce, our intellectual property rights. In addition, although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against us or claims that we have violated a trademark, trade name, service mark or copyright belonging to them. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part.

Employees

As of December 31, 2002 we employed in both companies, DAG Media, Inc. and Blackbook Photography Inc. a total of 23 people, all of whom are full-time employees, filling executive, managerial and administrative positions. In addition, we retained the services of 20 additional administrative, accounting and production personnel, all of whom are independent contractors. Finally, we had a network of 101 sales representatives, 30 contracted by us and 71 hired by the sales agencies that sell ads for our directories. We believe that our relationships with our employees and contractors are good. None of our employees is represented by a labor union.

Description of Property

Our executive and principal operating office is located in Queens, New York in 3,000 square feet. This space is occupied under a lease that expires October 30, 2003. The monthly rent is $5,058. Beginning in November 2002, we have been maintaining a sales office at 7th Avenue, Manhattan as well. The space is leased under a lease agreement that expires on May 2004 for $2,150 per month. In February 2002, both Fair Lawn, New Jersey and Wall Street, Manhattan sales offices became independent sales agencies and have taken over the related rent payments.

Blackbook principal office is located in Manhattan, New York in approximately 2,600 square feet. The monthly rent is $4,180 under a lease agreement that will expire in December 2004. Since the offices relocated to this location as a result of the landlord's request, all relocation expenses including rebuilding the new office space as well as wiring and moving expenses were reimbursed by the landlord.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and notes thereto contained elsewhere in this report. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements.

OVERVIEW

We currently publish and distribute yellow page directories in print as well as photography and illustration directories. We also operate several web sites that complement our directories. The principal source of revenues is derived from the sales of ads in our print and on-line services. Our yellow pages directories target the mainstream yellow page market in New York City as well as niche markets in the New York metropolitan area. As a sale incentive the Company may also provide added values to the Yellow Pages communities such as referral services and consumer discount club. Our photography and illustration directories target advertising agencies and the creative community of advertisers mainly located in North America.

We operate four websites: a mainstream general portal NewYellow.com, targeting the general population, JewishYellow.com, targeting worldwide Jewish communities, JewishMasterguide.com, targeting the ultra-orthodox and Hasidic communities and Blackbook .com targeting the advertising agencies and advertisers communities. Our principal source of revenue derives from the sale of ads in our print and on-line directories as well as production charges and reprint fees pertaining to the publication in the Blackbook directories.

Advertising fees, whether collected in cash or evidenced by a receivable, generated in advance of publication dates, are recorded as "Advanced billings for unpublished directories" on our balance sheet. Many of our advertisers pay the ad fee over a period of time. In that case, the entire amount of the deferred payment is booked as a receivable. Revenues are recognized at the time the directory in which the ad appears is published. Thus, costs directly related to the publication of a directory in advance of publication are recorded as "Directories in progress" on our balance sheet and are recognized when the directory to which they relate is published. All other costs are expensed as incurred.

The principal operating costs incurred in connection with publishing the directories are commissions payable to sales representatives and costs for paper and printing. Generally, advertising commissions are paid as advertising revenue is collected. We do not have any long term agreements with paper suppliers or printers. Since ads are sold before we purchase paper and print a particular directory, a substantial increase in the cost of paper or printing costs would reduce our profitability. Administrative and general expenses include expenditures for marketing, insurance, rent, sales and local franchise taxes, licensing fees, office overhead and wages and fees paid to employees and contract workers (other than sales representatives).

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Advertising revenues are recognized under the point-of-publication method, which is generally followed by publishing companies. Under this method, revenues and expenses are recognized when the related directories are published. Similarly, costs directly related to the publication of a directory in advance of publication are recorded as "Directories in progress" on the accompanying balance sheet and are recognized when the directory to which they relate is published. All other costs are expensed as incurred.

The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to operations. The allowances for doubtful accounts is evaluated based on management's periodic review of accounts receivable and is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto which begin on page F-4 of this Annual Report on Form 10-KSB, which contain accounting policies and other disclosures required by generally accepted accounting principles.

RESULTS OF OPERATIONS

The following table sets forth for the periods presented statement of consolidated operations data as a percentage of advertising revenue. The trends suggested by this table may not be indicative of future operating results.

	2002	2001
Advertising revenues	100.0%	100.0%
Publishing costs	26.4%	26.9%
Gross profit	73.5%	73.1%
Selling expenses	35.8%	35.0%
General and administrative expenses	46.8%	49.0%
Total operating costs and expenses	82.6%	84.0%
Other income, net	3.7%	7.2%
Loss before provisions for income taxes and equity income	-5.4%	-3.6%
Benefit for income taxes	-2.4%	-1.5%
Cumulative effect of change in accounting	-13.7%	---
Net loss	-16.7%	-2.1%

Years ended December 31, 2002 and 2001

Advertising revenues

Advertising revenues in 2002 and 2001 were $ 6,530,000 and $ 5,586,000, respectively, representing an increase of $ 944,000, or 16.9%, in 2002. This increase is primarily attributable to: (i) general increase in sales, (ii) publishing six yellow pages directories compared to only five in 2001 and (iii) publishing the Blackbook directory for the first time and recognizing revenues of $ 364,000.

Publishing costs

Publishing costs for 2002 and 2001 were $ 1,730,000 and $ 1,502,000, respectively, representing an increase of $ 228,000, or 15.2 %, in 2002. This increase reflects the added $ 270,000 publishing costs of the Blackbook that were included this year for the first time in the Company's consolidated financial statements. As a percentage of advertising revenues, publishing costs were 26.4 % in 2002 compared to 26.9% in 2001. The decrease in publishing costs primarily reflects the decrease in the paper and distribution costs of the Company's directories. The difference in publishing costs can vary as it corresponds to the particular requirements of the directory being published and on the prevailing paper costs.

Selling expenses

Selling expenses for the year ended December 31, 2002 and 2001 were $ 2,337,000 and $ 1,953,000, respectively, representing an increase of $ 384,000, or 19.7 %, in 2002. As a percentage of advertising revenues, selling expenses increased to 35.8 % from 35.0 %. The increase in selling expenses was attributable to the general increases in sales commissions and promotions due to the increase in sales as well as additional $ 99,000 of the Blackbook selling costs added this year for the first time in the Company's consolidated financial statements.

General and administrative costs

Administrative and general expenses for 2002 and 2001 were $ 3,057,000 and $ 2,737,000, respectively, representing an increase of $ 320,000, or 11.7%, in 2002. This increase is primarily attributable to an additional $ 346,000 general and administration cost of Blackbook added for the first time this year and a slight decrease in the Company's administrative costs.

Other income, net

For the year ended December 31, 2002 and 2001 we had other income of $ 241,000, and $ 405,000, respectively. This decrease of $ 164,000 was primarily attributable to the one time gain of approximately $ 89,000 included in the twelve months period ended December 31, 2001 on the sale of AdStar securities as well as a general decrease in interest rates.

Loss before provision for income taxes and cumulative effect of change in accounting principle

Loss before provision for income taxes for the year ended December 31, 2002 was $ (353,000) compared to loss of $ (201,000) for the year ended December 31, 2001. This decrease of $ 152,000 reflects the added $ 348,000 loss of the Blackbook that was included this year for the first time in the Company's consolidated financial statements. Before giving effect to the Blackbook's loss, the Company's loss for the twelve months ended December 31, 2002, was only $ 5,000.

Benefit for income taxes

Benefit for income taxes in 2002 and 2001 were $ 155,000 and $ 84,000, respectively. The increase in benefit for income taxes reflects loss increase due to Blackbook's added loss for the year ended December 31, 2002. Additional deferred tax assets were recorded in the Company's financial statements based on management expectation for future utilization of tax benefits.

Cumulative effect of change in accounting principles

The cumulative effect of change in accounting principles incurred in fiscal year 2002 was a loss of

$ 895,000. This charge was incurred as a result of the fact that at January 1st, 2002 the Company adopted SFAS 142, which requires the determination of whether there has been impairment in the carrying value of goodwill based on fair value. As a result, the Company determined that the goodwill has been fully impaired and therefore was written off as a cumulative effect of an accounting change in the Company's financial statements.

Net loss available to common shareholders

Net loss was $ 1,093,000 compared to $ 117,000 in 2002 and 2001, respectively. This increase in net loss is primarily attributable to the cumulative effect of change in accounting principles in fiscal year 2002 and to the added $ 348,000 loss of the Blackbook that was included this year for the first time in the Company's financial statements.

Liquidity and Capital Resources

Until our initial public offering in 1999, our only source of funds was cash flow from operations, which has funded both our working capital needs and capital expenditures. As a result of our initial public offering in May 1999, we received proceeds of approximately $6.4 million, which has increased our availability to pay operating expenses. We have no debt to third parties or credit facilities. As of December 31, 2002, we invested approximately $4.3 million (representing 67.4% of the total funds), in introduction of the New Yellow directory and the purchase of the Blackbook business. The remaining $2.1 million are currently invested in money market, preferred stocks and other marketable securities.

Our lease commitments are as follows:

2003	151,312
2004	70,993
Total	$222,305

In addition, the Company has an employment agreement with Assaf Ran. The agreement calls for an annual salary of $ 125,000. Mr. Ran's employment term renews automatically on July 1st of every year for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. Although no employment agreement was signed with Mrs. Tracy Russek, the president of Blackbook, she is being paid an annual salary of $125,000.

At December 31, 2002 we had cash and cash equivalents and marketable securities of $ 7,030,000 and working capital of $ 5,763,000 compared to cash and cash equivalents of $ 6,941,000 and working capital of $ 6,562,000 at December 31, 2001. The increase in cash and cash equivalents is primarily attributable to the cash provided by the operating and finance activities. The decrease in working capital is mainly contributable to the purchase of the Blackbook business that resulted with an excess of current liabilities over current assets.

Net cash provided by operating activities was $ 235,000 for the year ended December 31, 2002 compared to net cash used in operating activities of $ 232,000 for the year ended December 31, 2001. The increase in net cash provided by operating activities is due to an increase in corporate sales in 2002 as well as additional $72,000 net cash provided by operating activities of the Blackbook included this year for the first time in the Company's consolidated financial statements.

Net cash used in investing activities was $ 3,282,000 for the year ended December 31, 2002 compared to net cash used in investing activities of $ 3,687,000 for the year ended December 31, 2001. Net cash used in investing activities in 2001 is primarily the result of the Company's investment in preferred stocks, bonds and other marketable securities.

We anticipate that our current cash balances together with our cash flows from operations will be sufficient to fund the production of our directories and the maintenance of our web sites as well as increases in our marketing and promotional activities for the next 12 months. However, we expect our working capital requirements to increase significantly over the next 12 months as we continue to market the three directories of Blackbook and to expand our on-line services.

Recent Technical Accounting Pronouncements

In June 2002, the FASB issued Statement 146, "Accounting for Costs with Exit or Disposal Activities". This statement requires entities to recognized costs associated with exit or disposal activities when liabilities are incurred rather when the entity commits to an exit or disposal plan, as currently required. Examples of costs covered by this guidance include one-time employee termination benefits, costs to terminate contracts other than capital leases, costs to consolidated facilities or relocate employee, and certain other exit or disposal activities. This statement is effective for fiscal years beginning after December 31, 2002, and will impact any exit or disposal activities the Company initiates after that date.

In December 2002, the FASB issued Statement 148 (SFAS 148), "Accounting for Stock-Based Compensation — Transition and Disclosure: an amendment of FASB

Statement 123 (SFAS 123)", to provide alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the pro forma effect on reported results of applying the fair value based method for entities that use the intrinsic value method of accounting. The pro forma effect disclosures are also required to be prominently disclosed in interim period financial statements. This statement is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002, with earlier application permitted. The Company does not plan a change to the fair value based method of accounting for stock-based employee compensation and has included the disclosure requirements of SFAS 148 in the accompanying financial statements.

In November 2002, FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), was issued. FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company previously did not record a liability when guaranteeing obligations unless it became probable that the Company would have to perform under the guarantee. FIN 45 applies prospectively to guarantees the Company issues or modifies subsequent to December 31, 2002, but has certain disclosure requirements effective for interim and annual periods ending after December 15, 2002. The Company has not yet determined the effects of FIN 45 on its financial statements. The Company determines that the disclosure provisions do not have a material impact on the accompanying financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are typically identified by the words "believe", "expect", "intend", "estimate" and similar expressions. Those statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations or those of our directors or officers with respect to, among other things, trends affecting our financial conditions and results of operations and our business and growth strategies. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors (such factors are referred to herein as "Cautionary Statements"), including but not limited to the following: (i) our limited operating history, (ii) potential fluctuations in our quarterly operating results, (iii) challenges facing us relating to our growth and (iv) our dependence on a limited number of suppliers. The accompanying information contained in this report, including the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations", identifies important factors that could cause such differences. These forward-looking statements speak only as of the date of this report, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

DAG Media, Inc.
Consolidated Balance Sheet
December 31, 2002

Assets	
Current Assets:	
Cash and cash equivalents	$ 202,420
Marketable securities	6,827,919
Total cash and cash equivalents and marketable securities	7,030,339
Trade accounts receivable, net of allowance for doubtful accounts of $842,000	2,666,097
Directories in progress	2,110,826
Deferred tax asset	444,831
Other current assets	123,152
Total current assets	12,375,245
Fixed assets, net of accumulated depreciation of $185,811	293,038
Goodwill	458,131
Trademarks and other intangibles, net	462,801
Other assets	31,593
Total assets	$ 13,620,808
Liabilities & Shareholders' Equity	
Current Liabilities:	
Accounts payable and accrued expenses	$ 752,205
Commissions payable	808,050
Advanced billing for unpublished directories	4,781,551
Income tax payable	270,549
Total current liabilities	6,612,355
Deferred tax liabilities	5,727
Commitments and contingencies (Note 9)	
Shareholders' equity:	
Preferred shares - $.01 par value; 5,000,000 shares authorized; no shares issued	---
Common shares - $.001 par value; 25,000,000 authorized; 2,996,190 issued and 2,927,460 outstanding	2,996
Additional paid-in capital	8,012,947
Treasury stock, at cost- 68,730 shares	(231,113)
Deferred compensation	(125,886)
Accumulated other comprehensive income	22,418
Retained earnings	(678,636)
Total shareholders' equity	7,002,726
Total liabilities and shareholders' equity	$ 13,620,808

The accompanying notes are an integral part of this balance sheet

DAG Media, Inc.
Consolidated Statements of Operations
For The Years Ended December 31, 2002 And 2001

	2002	2001
Advertising revenues	$ 6,529,605	$ 5,585,640
Publishing costs	1,729,993	1,501,574
Gross profit	4,799,612	4,084,066
Operating costs and expenses:		
Selling expenses	2,336,710	1,952,939
General and administrative expenses	3,056,713	2,736,847
Total operating costs and expenses	5,393,423	4,689,786
Loss from operations	(593,811)	(605,720)
Interest income	246,540	313,223
Realized gain (loss) on marketable securities	(5,854)	91,667
Total other income, net	240,686	404,890
Loss before income taxes	(353,125)	(200,830)
Benefit for income taxes	155,131	83,752
Loss before cumulative effect of change in accounting principle	(197,994)	(117,078)
Cumulative effect of change in accounting principle	(895,000)	---
Net loss	$(1,092,994)	$(117,078)
Loss per common share:		
Basic and diluted-		
Loss before cumulative effect of change in accounting principle	$ (0.07)	$ (0.04)
Cumulative effect of change in accounting principle	(0.30)	---
Net loss	$ (0.37)	$ (0.04)
Weighted average number of common shares outstanding - Basic and diluted	2,917,973	2,907,460

The accompanying notes are an integral part of these financial statements.

DAG Media, Inc
Consolidated Statements of Changes in Shareholders' Equity
For The Years Ended December 31, 2002 and 2001

	Common Stocks		Additional Paid-in	Treasury Shares		Deferred Compensation	Accumulated other comprehensive income	Retained Earnings	Totals
	Shares	Amount	Capital	Shares	Cost				
Balance December 31, 2000	2,976,190	$2,976	$7,916,701	68,730	$(231,113)	$(77,061)	-	$531,436	$8,142,939
Issuance of options to consultants			19,302			(19,302)			-
Amortization of deferred compensation						7,635			7,635
Cancellation of options Issued to consultants			(39,050)			39,050			-
Unrealized gains on preferred stocks and other marketable securities, net of taxes							15,361		15,361
Net loss for the year ended December 31, 2001								(117,078)	(117,078)
Balance, December 31, 2001	**2,976,190**	**$2,976**	**$7,896,953**	**68,730**	**$(231,113)**	**$(49,678)**	**$15,361**	**$414,358**	**$8,048,857**
Stock Option exercise	20,000	20	21,180						21,200
Issuance of options to consultants			152,843			(152,843)			-
Amortization of deferred compensation						18,606			18,606
Cancellation of options issued to consultants			(58,029)			58,029			
Unrealized gains on preferred stocks and other marketable securities, net of taxes							7,057		7,057
Net loss for the year ended December 31, 2002								(1,092,994)	(1,092,994)
Balance, December 31, 2002	**2,996,190**	**$2,996**	**$8,012,947**	**68,730**	**$(231,113)**	**$(125,886)**	**$22,418**	**$(678,636)**	**$7,002,726**

The accompanying notes are an integral part of these financial statements.

DAG Media, Inc.
Consolidated Statement of Cash Flows
For The Years Ended December 31, 2002 And 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (1,092,994)	$ (117,078)
Adjustment to reconcile net loss to net cash (used in) provided by Operating activities -		
Cumulative effect of change in accounting principle	895,000	---
Depreciation and amortization	114,493	110,452
Amortization of deferred compensation	18,606	7,635
Bad debt expense	1,232,738	1,134,827
Deferred taxes	(248,132)	(14,155)
Realized (gain) loss on marketable securities	5,854	(91,667)
Changes in operating assets and liabilities -		
Accounts receivable	(1,176,338)	(1,164,477)
Directories in progress	(608,867)	(32,778)
Other current and non current assets	28,270	(7,164)
Accounts payable and accrued expenses	(301,406)	24,354
Accrued Interest Income	(8,782)	---
Commissions payable	163,092	41,884
Advanced billings for unpublished directories	1,231,611	4,729
Income taxes payable	4,198	(69,597)
Advances to employees	(22,876)	(59,189)
Net cash provided by (used in) operating activities	234,467	(232,224)
Cash flows from investing activities:		
Acquisition of subsidiary company	(70,537)	---
Investment in preferred stocks and other marketable securities	(6,796,164)	(4,019,305)
Proceeds from sale of preferred stocks and other marketable securities	3,681,343	424,681
Purchase of fixed assets	(97,068)	(92,637)
Net cash used in investing activities	(3,282,426)	(3,687,261)
Cash flows from financing activities:		
Stock option exercise	21,200	---
Net cash provided by financing activities	21,200	---
Net decrease in cash and cash equivalents	(3,026,759)	(3,919,485)
Cash and cash equivalents, beginning of year	3,229,179	7,148,664
Cash and cash equivalents, end of year	$ 202,420	$ 3,229,179
Supplemental Cash Flow Information:		
Taxes paid during the year	$88,801	---

Acquisition of subsidiary company:

Assets acquired	$652,278
Liabilities assumed	$(991,967)
Goodwill and other intangibles	$633,132
	$293,443
Less - cash acquired	$(211,406)
Less – accrued acquisition costs	$(11,500)
Net cash paid	$70,537

The accompanying notes are an integral part of these financial statements.

1. THE COMPANY

DAG Media, Inc. ("the Company") currently publishes and distributes yellow page directories in print and on the worldwide web, both in the mainstream yellow page industry as well as in targeted niche markets in the New York metropolitan area. The principal source of revenue is derived from the sale of ads in our print and on-line directories. As a sales incentive the Company may also provides added values such as referral services and a consumer discount club.

The Company operates three Internet portals, a mainstream general portal NewYellow.com, targeting the general population, JewishYellow.com targeting worldwide Jewish communities and JewishMasterguide.com, targeting the ultra-orthodox and Hasidic communities.

On August 5th, 2002 the Company purchased the business and assets of the Blackbook from Brandera.com [U.S], Inc. The Blackbook is a leading publisher of photography and illustration source books that have become the "Industry Standard" reference source for finding photographers, illustrators and graphic designers in North America. The Blackbook name is respected worldwide with an estimated 25,000 art directors, creative directors, designers and corporations worldwide using Blackbook to find the talent they need. The Blackbook source books consist of three different books: Blackbook Photography, Blackbook Illustration and AR 100 Award Show Book that encompass 3 distinct advertiser groups: photographers, illustrators and select group of more then 100 leading corporate annual reports designers as well as the Blackbook's website, the Blackbook.com.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities are reported at fair value and are classified as available-for-sale. Unrealized gains and losses from those securities are reported as a separate component of shareholders' equity. Realized gains and losses are determined on a specific identification basis.

The Company's securities consist of the following:

As of 12/31/2002	Fair Value	Cost	Holding Gains
Preferred Stocks	366,875	363,030	3,845
Marketable Securities	6,461,044	6,437,485	18,573
Total	6,827,919	6,800,515	22,418

Directories in Progress/Advanced Billings for Unpublished Directories

Directories in progress mainly include direct production costs and commissions incurred applicable to unpublished directories. Advanced billings for unpublished directories arise from billings on advertising contracts. Upon publication, revenue and the related expense are recognized.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis to distribute costs evenly over the estimated useful economic lives of the assets, ranging from three to five years, using the straight-line method.

Goodwill, trademarks and other intangibles

Under the provision of SFAS 142 the Company's Goodwill is no longer amortized. Other intangibles include trademarks, artist and customers lists which are amortized over their estimated useful live which ranges between 1.5-25 years.

The following summarizes the carrying amounts of acquired intangible assets, Goodwill and related amortization:

	As of December 31, 2002	
	Gross Carrying Amounts	Accumulated Amortization
Amortized intangible assets:		
Trademarks	$ 350,981	$ 50,893
Artists List	170,000	10,898
Other	5,000	1,389
Total	$ 525,981	$ 63,180
Unamortized intangible assets:		
Goodwill	458,131	---
Total Goodwill and Trademarks	$ 984,112	$ 63,180

Amortization expenses for years ended December 31, 2002 and 2001 were $ 26,325 and $ 54,040, respectively.

Estimated amortization expenses:

For year ended 12/31/2003 - $43,526
For year ended 12/31/2004 - $40,193
For year ended 12/31/2005 - $40,193
For year ended 12/31/2006 - $40,193
For year ended 12/31/2007 - $40,193

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

Revenue Recognition

Advertising revenues are recognized under the point-of-publication method, which is generally followed by publishing companies. Under this method, revenues and expenses are recognized when the related directories are published. Similarly, costs directly related to the publication of a directory in advance of publication are recorded as "Directories in progress" on the accompanying balance sheet and are recognized when the directory to which they relate is published. All other costs are expensed as incurred.

The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. The allowances for doubtful accounts is evaluated based on management's periodic review of accounts and notes receivable and is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Earnings Per Share ("EPS")

Basic and diluted earnings per share are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". Under this standard, basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the potential dilution from the exercise of stock options and warrants for common shares using the treasury stock method.

The following table reconciles the number of weighted average common shares outstanding for basic and diluted earning per share:

	Years Ended December 31,	
	2002	2001
Basic	2,917,973	2,907,460
Incremental shares for assumed conversion of options	---	---
Diluted	2,917,973	2,907,460

387,440 and 292,440 stock options and 132,500 warrants were not included in the diluted earnings per share calculation for the 2002 and 2001 fiscal years, respectively, as their effect would have been anti-dilutive.

Long-Lived Assets and Impairment of Long-Lived Assets

The Company's long-lived assets include fixed assets, goodwill, trademarks, artists list and other intangibles.

As of January 1, 2002 the Company has adopted SFAS No. 142 "Goodwill and Other Intangible Assets". Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). Pursuant to the adoption, as discussed below, the Company has evaluated its goodwill and other intangibles to identify additional separately identifiable intangibles.

In connection with a reorganization at the consummation of the Company's initial public offering ("IPO") in 1999, the Company acquired the 50% interest of an affiliate, which resulted in the recognition of $1 Million in goodwill and $351,000 in trademarks based on the IPO price. This goodwill was being amortized over 25 years. As a result of the transition impairment test required by SFAS 142, due to the decline in the market value of the Company's share, and considering that this is considered entity level goodwill the Company determined that, as of January 1, 2002 the goodwill has been fully impaired. Accordingly the goodwill has been written off as a cumulative effect of an accounting change in the accompanying Consolidated Financial Statements. The Company is continuing to amortize its trademarks over 25 years estimated life as it believes that they do not have unlimited future life.

Comparative information is as follows:

	Twelve months ended December 31,	
	2002	**2001**
Reported net loss	$ (1,092,994)	$ (117,078)
Add back goodwill amortization	---	40,000
Adjusted net loss	(1,092,994)	(77,078)
Basic and diluted earning per share:		
Reported net loss	$(0.37)	$(0.04)
Goodwill amortization	---	0.01
Adjusted net loss	$(0.37)	$(0.03)

As of January 1, 2002, the Company adopted SFAS No. 144, " Accounting for the Impairment or Disposal of Long-lived Assets" which supersedes SFAS No.121 "Accounting for the Impairment of Long-lived Assets to be Disposed Of." SFAS No. 144 requires that identifiable intangible assets that are not deemed to have indefinite lives will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may be impaired. Furthermore, these assets are evaluated for continuing value and proper useful lives by comparison to undiscounted expected future cash flow projections. The Company has determined that no impairment exists as of December 31, 2002. The adoption of SFAS No. 144 had no effect on the Company.

Stock-Based Compensation

At December 31, 2002, the Company has stock based compensation plans, which are described more fully in Note 7. As permitted by the SFAS No. 123, "Accounting for Stock Based Compensation", the Company accounts for stock-based compensation arrangements with employees in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees". Compensation expense for stock options issued to employees is based on the difference on the date of grant, between the fair value of the Company's stock and the exercise price of the option. No stock based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock at the date of grant. The Company accounts for equity instruments issued to non employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, or in Conjunction With Selling Goods Or Services". All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based compensation:

	Year Ended December 31,	
	2002	**2001**
Net loss, as reported	$ (1,092,994)	$ (117,078)
Add:		
Total stock based employee compensation expenses determined under fair value based method for all awards	(54,801)	(49,678)
Net loss, pro forma	$ (1,147,795)	$ (166,756)
Basic and diluted loss per share, as reported	$ (0.37)	$ (0.04)
Basic and diluted loss per share, pro forma	$ (0.39)	$ (0.06)

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. The Company maintains cash and cash equivalents with various major financial institutions, which invest primarily in marketable securities and high quality corporate obligations. The Company believes that concentration of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential losses.

Fair Value of Financial Instruments

For cash and cash equivalents, marketable securities, accounts receivable and account payable the carrying amount approximates fair value due to the short-term nature of such investments.

Other Comprehensive Income

Other comprehensive income (loss) consists of unrealized gains on marketable securities. The Company's comprehensive net loss is $ 1,085,937 and $ 101,717 for the years ended December 31, 2002 and 2001.

Recent Accounting Pronouncements

In June 2002, the FASB issued Statement 146, "Accounting for Costs with Exit or Disposal Activities". This statement requires entities to recognized costs associated with exit or disposal activities when liabilities are incurred rather when the entity commits to an exit or disposal plan, as currently required. Examples of costs covered by this guidance include one-time employee termination benefits, costs to terminate contracts other than capital leases, costs to consolidated facilities or relocate employee, and certain other exit or disposal activities. This statement is effective for fiscal years beginning after December 31, 2002, and will impact any exit or disposal activities the Company initiates after that date.

In December 2002, the FASB issued Statement 148 (SFAS 148), "Accounting for Stock-Based Compensation — Transition and Disclosure: an amendment of FASB Statement 123 (SFAS 123)", to provide alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the pro forma effect on reported results of applying the fair value based method for entities that use the intrinsic value method of accounting. The pro forma effect disclosures are also required to be prominently disclosed in interim period financial statements. This statement is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002, with earlier application permitted. The Company does not plan a change to the fair value based method of accounting for stock-based employee compensation and has included the disclosure requirements of SFAS 148 in the accompanying financial statements.

In November 2002, FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), was issued. FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company previously did not record a liability when guaranteeing obligations unless it became probable that the Company would have to perform under the guarantee. FIN 45 applies prospectively to guarantees the Company issues or modifies subsequent to December 31, 2002, but has certain disclosure requirements effective for interim and annual periods ending after December 15, 2002. The Company has not yet determined the effects of FIN 45 on its financial statements. The Company determines that the disclosure provisions do not have a material impact on the accompanying financial statements.

3. FIXED ASSETS, NET

Fixed assets, net consist of the following at December 31, 2002:

Office equipment	$ 302,241
Automobiles	125,696
Leasehold improvements	50,912
Total fixed assets	478,849
Less: accumulated depreciation	(185,811)
Fixed assets, net	$ 293,038

Depreciation expense was approximately $88,000 and $56,000 for the years ended December 31, 2002 and 2001, respectively.

4. ACQUISITION

On August 5th, 2002 the Company purchased substantially all of the assets of The Blackbook business from Brandera.com [U.S], Inc. (the "Blackbook Acquisition"). The Blackbook is a leading publisher of photography and illustration directors that have become "Industry Standard" and a reference point for finding photographers and illustrators in North America. The Blackbook acquisition was made through Blackbook Photography Inc., a newly formed wholly owned subsidiary of DAG Media, Inc. The purchase price was $217,400 out of which $6,420 was paid in cash and the balance was offset against existing cash balances of Blackbook on the date of the transaction. In connection with the Blackbook Acquisition, the Company incurred approximately $75,000 acquisition costs including legal, accounting and finder's fees. The acquisition has been

accounted for under the purchase method of accounting. The aggregate purchase price of $293,000 is being allocated using management estimates, which are based on information currently available, of the fair value of the tangible and intangible assets acquired and liabilities assumed as follows:

Assets Acquired:	
Current Assets	
(including cash acquired of $211,000)	$627,000
Fixed Assets	$25,000
Intangibles in connection with	
Blackbook acquisition	
Goodwill	457,000
Artists list	170,000
Customer lists	5,000
Total Assets	1,284,000
Liabilities Assumed:	
Current Liabilities	$991,000
Total Purchase Price:	$293,000

The consolidated financial statements herein include the accounts of the Company and its wholly owned subsidiary since the acquisition date. All material intercompany accounts and transactions have been eliminated.

The following unaudited pro forma consolidated statements of operation data for the twelve month periods ended December 31, 2002 and 2001 give effect to the Blackbook Acquisition as if it had occurred as of the beginning of the periods reported. All of the following unaudited pro forma consolidated results of the operation give effect to purchase accounting adjustments. Theses pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the periods reported, and may not be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the periods reported, and may not be indicative of future operating results.

	Pro Forma DAG Media, Inc. Consolidated For the Twelve Months Period ended December 31,	
	2002	**2001**
Revenues	$8,677,244	$9,072,919
Net loss before cumulative effect		
of change in accounting principal	$(33,333)	($611,781)
Net loss	($928,333)	($611,781)
Earning (loss) per share –		
Basic and diluted before		
cumulative effect	($0.32)	($0.21)
Cumulative effect	($0.32)	($0.21)

5. INCOME TAXES

The benefit for income taxes consists of the following:

	For the Years Ended December 31,	
	2002	**2001**
Current Taxes:		
Federal	$ 56,730	$ (42,460)
State	36,270	(27,413)
	93,000	(69,873)
Deferred Taxes:		
Federal	(151,359)	(8,466)
State	(96,772)	(5,413)
	(248,131)	(13,879)
Benefit for income taxes	$ (155,131)	$(83,752)

Deferred tax assets (liabilities) are comprised of the following:

	December 31, 2002
Accounts receivable	$ (1,040,000)
Directories-in-progress	(966,000)
Goodwill	(5,727)
Gross deferred tax liability	(2,011,727)
Advanced billings for unpublished	
directories	2,190,000
Other liabilities	255,031
Other	5,800
Gross deferred tax asset	2,450,831
Deferred tax asset, net	$ 439,104
Presented on the balance sheet:	
Deferred tax liability, non-current	$5,727
Deferred tax assets, net	$444,831

The Company is reporting on the cash basis method as opposed to accrual method of accounting for tax purposes. The deferred tax items indicated above are primarily a result of recognizing items of income or expense under the cash method, in different periods from when those items are recognized under the accrual basis for financial statements reporting purposes. The benefit for income taxes on earning differs from the amount computed by applying the U.S. federal income tax rate (34%) because of the effect of the following items:

	For the Years Ended December 31,	
	2002	**2001**
Tax at U.S. federal income tax rate (*)	$ (120,063)	$ (68,282)
State income tax, net of U.S.		
federal income tax benefit	(41,951)	(22,360)
Other	6,883	6,890
(Benefit) provision for income taxes	$ (155,131)	$ (83,752)

(*) The tax at U.S. federal income tax rate is based on the loss before cumulative effect of change in accounting principals, which is a permanent non-deductible item for tax purposes.

6. SIMPLE IRA PLAN

On October 26, 2000, the Board of Directors approved a Simple IRA Plan (the "IRA Plan") for the purpose of attracting and retaining valuable employees. The IRA Plan was effective August 2000 with a trustee, which allows up to 100 eligible employees to participate. It is a "Matching Contribution" plan under which eligible employees may contribute up to 6% of their yearly salary, on a pre-tax basis (with a cap of $6,000), with the Company matching on a dollar-for-dollar basis up to 3% of the employees' compensation (with a cap of $3,000). These thresholds are subject to change under notice by the trustee. The Company is not responsible for any other costs under this plan. For fiscal year 2002 and 2001 the Company contributed $7,000 and $5,188 respectively, as a matching contribution to the IRA Plan.

7. STOCK OPTION PLAN

Immediately prior to the initial public offering, the Company adopted the DAG Media, Inc. 1999 Stock Option Plan (the "Plan") reserving 124,000 common shares of the Company for issuance upon exercise of stock options granted pursuant to the Plan. At the Company's annual shareholder meeting held on July 18, 2000, an amendment to the Company's Stock Option Plan to increase the maximum number of options issuable thereunder by 145,000 options was proposed and passed as of December 31, 2000 and at both Company's annual shareholder meeting held on June 22, 2001 and July 10, 2002, an additional 145,000 and 140,000 options were approved, respectively. An additional 155,000 options were granted under individual option grant outside of the Plan. At December 31, 2002 and 2001, 166,560 and 141,560 options were available for future grants under the plan, respectively.

The exercise price of options granted under the Plan may not be less than the fair market value on the date of grant. The options may vest over a period not to exceed ten years. Stock options under the Plan may be awarded to officers, key-employees, consultants and non-employee directors of the Company. Under the Plan, every non-employee director of the Company is granted 7,000 options upon first taking office, and then upon each additional year in office. The objectives of the Plan include attracting and retaining key personnel, providing for additional performance incentives and promoting the success of the Company by increasing the efforts of such officers, employees, consultants and directors. The Plan is the only plan that the Company has adopted with stock options available for grant.

The Company accounts for the employee options under APB Opinion No. 25, under which no compensation cost has been recognized as all options granted to employees during 2002 and 2001 have been granted at the fair market value of the Company's common stock. Options granted to consultants are accounted for under SFAS No. 123 and EITF No. 96-18 and are measured using Black-Scholes option pricing model. Accordingly, a deferred compensation cost of approximately $153,000 and $19,000 was recorded in 2002 and 2001 respectively. Such costs will be amortized over the option vesting period (generally five years). Compensation costs of $18,606 and $7,635 were charged to operations in 2002 and in 2001, respectively.

The weighted average fair value of options granted during the year ended December 31, 2002 and 2001 was $ 0.70 and $ 0.97, respectively.

Under SFAS No. 123, the fair value of each option is estimated on the date of grant using Black-Scholes option-pricing model with the following weighted-average share assumptions used for grants in 2002 and 2001, respectively: (1) expected life of 5 years; (2) no dividend yield; (3) expected volatility 70%; (4) risk free interest rate of 5% and 6%.

The following summarizes stock option activity for 2002 and 2001:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	234,884	$3.67
Granted	198,000	$1.56
Exercised	---	---
Forfeited	(140,444)	$3.07
Outstanding at December 31, 2001	292,440	$2.53
Granted	195,000	$1.35
Exercised	(20,000)	$1.06
Forfeited	(80,000)	$3.53
Outstanding at December 31, 2002	387,440	$1.81

As of December 31, 2002 and 2001 there were exercisable options amounting to 202,587 and 143,440 respectively, with a weighted average exercise price of $2.04 and $2.43, respectively. As of December 31, 2002 the weighted average remaining contractual life of options outstanding is 3.64 years.

In connection with the Company's initial public offering the Company issued 132,500 warrants to the underwriters of the initial public offering. The warrants are convertible into the same number of common shares at an exercise price of $7.80 per warrant. The warrants are exercisable over a four-year period beginning on the first anniversary of the offering through 2003. As of December 31, 2002 all of the warrants are outstanding.

8. SHAREHOLDERS' EQUITY

In August 1999, the Board of Directors of the Company authorized a stock repurchase program. The program authorizes the Company to purchase up to 150,000 common shares of the Company within the upcoming years. As of December 31, 2000, the Company has purchased 68,730 common shares at an aggregate cost of approximately $231,000. None of the proceeds of the Company's initial public offering have been used in connection with this stock repurchase program. In September 20, 2001 the Board of the Directors of the Company authorized a stock repurchase program that allows the Company additional purchase up to 200,000 common shares of the Company, out of the available funds of the Company, in the open market within the ensuing year. The purpose of the stock repurchase program is to help the Company achieve its long-term goal of enhancing shareholder value. No additional shares were repurchased during fiscal years 2002 and 2001.

9. COMMITMENTS AND CONTINGENCIES

Operating leases-

The Company has various lease and rental commitments ending 2004 for its offices, automobiles and equipment. At December 31, 2002, approximate future minimum rental payments under these commitments are as follows:

2003	151,312
2004	70,993
Total	$222,305

Rent expense was approximately $134,500 and $108,000 in 2002 and 2001, respectively.

Employment Agreements-

In March 1999, the Company entered into an employment agreement with Assaf Ran, its president and chief executive officer. Mr. Ran's employment term initially renews automatically for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. Under the agreement, Mr. Ran will receive an annual base salary of $75,000, annual bonuses as determined by the compensation committee of the Board of Directors in its sole and absolute discretion, and is eligible to participate in all executive benefit plans established and maintained by the Company. Under the agreement, Mr. Ran has also agreed to a one-year non-competition period following the termination of his employment. As of March 2001 the compensation committee approved an increase in Mr. Ran's compensation to an annual base salary of $125,000. Mr. Ran's annual compensation was $125,000 and $108,000 during fiscal years 2002 and 2001.

Contingencies-

From time to time, the Company is a party to litigation arising in the normal course of its business operations. In the opinion of management and counsel, it is not anticipated that the settlement or resolution of any such matters will have a material adverse impact on the Company's financial position, liquidity or results of operations.

10. RELATED PARTIES TRANSACTIONS

During 2002, the Company has paid $71,000 in legal fees to Morse, Zelnick, Rose & Lander LLP for legal advice and representation. Stephen A. Zelnick, a director of the Company, is a partner of Morse, Zelnick, Rose & Lander LLP.



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of DAG Media, Inc.:

We have audited the accompanying consolidated balance sheet of DAG Media, Inc. and subsidiary as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of DAG Media, Inc.for the year ended December 31, 2001 were audited by other auditors who have ceased operations and whose report dated February 28, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DAG Media, Inc. and subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") on January 1, 2002.



Grant Thornton LLP

New York, New York
February 28, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of DAG Media, Inc.:

We have audited the accompanying balance sheet of DAG Media, Inc. (a New York corporation) as of December 31, 2001, and the related statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAG Media, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2, the Company changed its method of accounting for revenue recognition effective January 1, 2000.



New York, New York
February 28, 2002

Arthur Andersen LLP

This report of Independent Certified Public Accountants is a copy of a previously issued Arthur Andersen LLP ("Andersen") report and has not been reissued by Andersen. The inclusion of this previously issued Andersen report is pursuant to the "Temporary Final Rule; Requirements for Arthur Andersen LLP Auditing Clients," issued by the U.S Securities and Exchange Commission in March 2002. Note that this previously issued Andersen report includes references to certain fiscal years, which are not required to be presented in the accompanying financial statements as of and for the fiscal year ended December 31, 2002.

EXECUTIVE OFFICERS

Assaf Ran
Chief Executive Officer and President

Yael Shimor-Golan
Chief Financial Officer, Treasurer and Secretary

BOARD OF DIRECTORS

Assaf Ran
Chief Executive Officer and President
DAG Media Inc.

Yael Shimor-Golan
Chief Financial Officer, Treasurer and Secretary
DAG Media Inc.

Eran Goldshmid (1)
President
New York Diamond Center

Michael J. Jackson (2)
Chief Financial Officer
Agency.com

Phillip Michals (1) (2)
President of Up-Tick Trading
Principal and a Vice President
RG Michals Inc.

Stephen A. Zelnick; Esq. (1) (2)
Partner
Morse, Zelnick, Rose & Lander LLP

Howard Bernstein
Chief Executive Officer
Bernstein & Andriulli

(1) Member of the Compensation Committee
(2) Member of the Audit Committee

SHAREOWNER SERVICES

Questions about stock-related matters may be directed to our transfer agent:

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
Phone: 212-936-5100

Additional information can be received directly from the company at 800-261-2799; ask for the investor relations department.

STOCK MARKET INFORMATION

DAG MEDIA Inc. is traded on the NASDAQ Small Cap Market under the symbol DAGM.

The following table sets forth the high and low bid prices as quoted by The Nasdaq SmallCap Market in the years 2001, 2002 and the first quarter of 2003. Such quotations, as are cited from the World Wide Web http://finance.yahoo.com, reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

	Bid Price					
	High	Low	High	Low	High	Low
	2001		2002		2003	
First Quarter	$2.56	$1.56	$1.65	$1.26	$1.95	$1.51
Second Quarter	$1.70	$1.33	$1.61	$1.22		
Third Quarter	$1.66	$1.00	$1.82	$1.55		
Fourth Quarter	$1.71	$1.05	$1.72	$1.55		

(b) Holders

As of March 13, 2003, the approximate number of record holders of the Common Stock of the Company was 16 but the company estimates that it has more than 360 beneficial owners.

(c) Dividends

We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We may incur indebtedness in the future, which may prohibit or effectively restrict the payment of dividends, although we have no current plans to do so.

ıe Referral Service. The Referral Service provides added value to users of and advertisers in our directories. Potential consumers who are
so call the referral service with questions involving travel, lodging, visa issues, driver's license issues and the like. Finally, advertisers use t
ries as well as various newspapers serving different communities. Discount Club. As part of the referral service, we established a program
distributed with the directories or can be ordered directly from us. By presenting the card at participating establishments, consumers can r
rectory advertisers who inquired of us to provide them with an alternative to the Verizon Yellow Pages. NewYellow competes directly w



125-10 Queens Blvd., Suite 14, Kew Gardens, NY 11415
MAIN OFFICE: 718-520-1000 • FAX: 718-793-2522
NASDAQ:DAGM